Exhibit (a)(1)(xvi)

February 2, 2006

LEVINE LEICHTMAN TERMINATES

ITS OFFER TO PURCHASE

FOX & HOUND RESTAURANT GROUP

Levine Leichtman Capital Partners III, L.P. (“LLCP”), through F&H Finance Corp. (“F&H Finance”), its indirect wholly-owned subsidiary, announced today that it is terminating its offer to purchase all of the outstanding shares of Fox & Hound Restaurant Group (NASDAQ: FOXX) (“Fox & Hound”). In addition, LLCP and F&H Finance have terminated their merger agreement with Fox & Hound. The termination of the offer and the merger agreement occurred in connection with Fox & Hound’s entering into a merger agreement with Newcastle Partners, L.P. and Steel Partners II, L.P. and certain of their affiliates for the acquisition of all of the Company’s outstanding stock. In accordance with the terms of the LLCP merger agreement, Fox & Hound is paying Levine Leichtman Capital Partners, Inc. a $5.0 million termination fee and a $2.0 million expense reimbursement.

All shares previously tendered into LLCP’s tender offer will be returned to tendering shareholders, without expense to the tendering shareholders.

Levine Leichtman Capital Partners, Inc. (“Levine Leichtman”) is a Los Angeles, California private equity firm that was founded in 1984 by Arthur E. Levine and Lauren B. Leichtman. Levine Leichtman manages in excess of $1.1 billion of institutional investment capital through private equity partnerships. Levine Leichtman has a highly differentiated, multi-fund investment strategy focused on companies with revenues between $50 million and $500 million. Levine Leichtman is currently making new investments through Levine Leichtman Capital Partners III, L.P. and Levine Leichtman Capital Partners Deep Value Fund, L.P. Successful investments by Levine Leichtman include Jon Douglas Real Estate Services Group, Inc., Consumer Portfolio Services, Inc., the Quizno’s Corporation and CiCi’s Pizza, Inc.

For further information, contact:

Levine Leichtman: Stephen J. Hogan, (310) 275-5335

D.F. King & Co., Inc.: Edward McCarthy, (212) 493-6952